Exhibit 1

Investor Contact:	Media Contact:
Larry Dennedy/Bob Sandhu	Denise DesChenes/Kara Findlay
MacKenzie Partners, Inc.	Citigate Sard Verbinnen
(212) 929-5500	(212) 687-8080
HIGHLAND CAPITAL WINS ISS SUPPORT
ISS Recommends Stockholders Vote Highland’s GOLD Proxy Card
Highland Capital Urges Stockholders to Replace Motient Board
and Vote ‘FOR’ its Director Nominees and Proposals

     DALLAS, TX, July 5, 2006 – Highland Capital Management, L.P. today issued the following statement regarding Institutional Shareholder Services’ (“ISS”) recommendation to stockholders of Motient Corporation (PINK: MNCP) in connection with Motient’s Annual Meeting of Stockholders on July 12, 2006. ISS recommends Motient stockholders ‘DO NOT VOTE’ management’s white proxy card and vote Highland’s GOLD proxy card in favor of Highland nominees, Mr. Niles K. Chura and Mr. Charles Maynard, and against Motient’s 2006 Equity Incentive Plan.
     In its analysis, ISS noted that, “...we feel that Motient has had corporate governance issues as indicated by selective stock repurchases, granting of options at below market price to board members, and related party transactions. Furthermore, we feel that management’s claim of the Exchange Transaction being ‘economically neutral’ for shareholders is based on undisclosed valuation assumptions, and hence difficult to verify. We believe that the company would benefit from greater oversight by outside and independent directors who have a vested stake in the firm.”
     Highland stated, “We are extremely pleased and gratified that ISS, a highly respected independent advisor, has recognized the serious corporate governance issues and questionable practices occurring at Motient. The recommendation from ISS is consistent with our determination that Motient’s current Board of Directors is not acting in stockholders’ best interests.

     “We are encouraged by ISS’ support and we agree with the concerns it notes regarding Motient’s questionable corporate governance practices, lack of evidence for valuation basis and transparency regarding the SkyTerra transaction, and Motient’s equity incentive plan, which it deemed too costly to stockholders. However, we believe that in order to fully correct the problems at Motient, and realize the significant potential for stockholder value generation, stockholders must replace the entire Board.
     “We continue to believe that Motient’s proposed deal with SkyTerra is structurally and financially flawed, raises serious governance concerns, and delivers near-term economic harm with no “clear path” to maximizing value for stockholders. We urge our fellow stockholders to be careful not to evaluate the transaction based on a limited view of the potential of TerreStar and misinformation regarding the regulatory framework governing spectrum holdings. We also think Motient management should explain why it appears that the implied valuations of MSV in both the sale of MSV and the previous failed roll-up transaction of last Fall appear to benefit SkyTerra and its majority holder, Apollo Advisors, at our expense, as described in our definitive proxy statement.
     “Furthermore, we believe the sale to SkyTerra will permanently limit the upside of Motient stock given the resulting likelihood of incremental dilution. We expect Motient will be forced to raise capital by conducting an extremely dilutive equity offering in order to pay the estimated corporate taxes of $50 — $80 million related to the SkyTerra transaction and to fund operations at TerreStar. A private equity raise at a time when Motient’s stock is down 23% from the date the SkyTerra transaction was announced will give SkyTerra/Apollo an opportunity to purchase additional equity in Motient and concentrate its ownership of TerreStar at a discount. Motient also may have to sell the SkyTerra stock it will receive in the transaction, which would provide an additional opportunity for SkyTerra/Apollo to further concentrate its ownership of MSV by purchasing this SkyTerra stock.
     “We believe the Motient Board will continue to perpetuate poor results and improprieties, and as such, we urge stockholders to support our slate of eight independent, highly-experienced and well-respected nominees who each have a track record of excellence in their respective fields. We are convinced, based on the past actions and conflicts of the Motient Board and management, that Motient investors will likely never realize the potential value of their investments unless the current Motient Board is removed. Finally, we are uncertain why it is in investors’ best interest to turn Motient’s assets over to SkyTerra/Apollo when stockholders now have the option to improve the management of Motient’s assets by replacing the Motient Board.”
     Highland noted the following facts, which it believes show serious corporate governance failures and poor performance on the part of Motient’s Board and management:
–	Motient’s stock price has declined more than 50% since February 9, 2005, when Motient monetized Raj Singh’s interest in MSV by exchanging his interest in MSV for more than 8 million shares of Motient common stock at a time when Motient’s stock was trading near its all-time post-bankruptcy high.
–	In the past two years, Motient has operated without any officer having the title of CEO or CFO and has made no mention of a need to fill these positions.
–	While facing a hotly contested Board election, the Motient Board and management entered an agreement to sell a substantial portion of Motient’s assets without seeking stockholder approval.
–	The Board-approved proposed transaction with SkyTerra requires Motient to pay as much as $80 million in corporate taxes and hands control of MSV to SkyTerra without any apparent control premium, in exchange for ownership of non-voting shares in a lightly traded stock and only minimal SkyTerra Board representation (despite the fact that under the terms of the agreement with SkyTerra, Motient stockholders would have a majority ownership in SkyTerra).
–	Motient’s management has described itself as having “limited experience in running a satellite communications business.”
     Highland believes its nominees to the Motient Board of Directors understand the potential future value of Motient’s assets and have the experience and expertise necessary to realize that value for stockholders. They are leaders in their fields, and include senior executives with over 115 years of operating experience in the satellite, wireless, telecom and cable industries, plus individuals with deep expertise in finance, valuation analysis and corporate governance.
     Highland’s nominees are committed to finding the right strategic alternatives for

Motient as quickly as possible and are dedicated to protecting and maximizing stockholder value. If elected, Highland’s nominees intend to aggressively explore all courses of action to realize Motient’s potential short-term and long-term value for all stockholders, hire independent and reputable financial advisers, and initiate a search for a Chief Executive Officer and Chief Financial Officer. With a new board and management team guided by principles of good corporate governance, Highland believes the value of Motient would increase greatly. Under this scenario, we would expect Highland to again be a buyer of Motient stock.
     Highland strongly encourages Motient stockholders to sign date and return the GOLD proxy card. If stockholders have previously signed a white proxy card, they may revoke that vote by immediately signing, dating and mailing the GOLD proxy card previously sent to them.
     Stockholders who have questions about Highland’s solicitation, or need assistance in voting their GOLD proxy card, should call Highland’s proxy solicitors, MacKenzie Partners, Inc., Toll-Free at (800) 322-2885 or (212) 929-5500 (call collect). Additional information about Highland’s effort to replace Motient’s current Board of Directors is available at www.ABetterMotient.com.
About Highland Capital Management, L.P.
     Based in Dallas, with offices in New York and London, Highland Capital Management, L.P. is an SEC-registered investment adviser specializing in credit and alternative investment investing. Highland Capital currently manages over $25 billion in leveraged loans, high yield bonds, structured products and other assets for banks, insurance companies, pension plans, foundations, and high net worth individuals.
HIGHLAND STRONGLY ADVISES ALL SECURITY HOLDERS OF MOTIENT TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY HIGHLAND AND THE OTHER PARTICIPANTS IN THE SOLICITATION FOR USE AT MOTIENT’S ANNUAL MEETING SCHEDULED TO BE HELD ON JULY 12, 2006. SUCH DEFINITIVE PROXY STATEMENT IS AVAILABLE FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV, AT HIGHLAND’S PROXY WEBSITE AT HTTP://WWW.ABETTERMOTIENT.COM OR BY CONTACTING HIGHLAND’S SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL-FREE NUMBER: (800) 322-2885, OR BY COLLECT CALL AT (212) 929-5500.
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